# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Liberty Broadband Corporation, CIK 0001611983
CUSIP: 530307107
Title of class of securities: Series A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 12300 Liberty Blvd., Englewood, Colorado (CO), 80112
Date of event which requires filing of this statement: 07/14/2025
Amends the filing with accession number 0001104659-15-005109
Filed by CIK 0000937797
Persons authorized to receive notices and communications: John C. Malone, c/o Liberty Media Corporation, 12300 Liberty Blvd., Englewood, Colorado (CO), 80112, (720) 875-5400

## Reporting persons
- John C. Malone (CIK 0000937797): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,241,171; shared voting power 0; sole dispositive power 1,241,171; shared dispositive power 0; aggregate amount beneficially owned 1,241,171 (6.8% of the class)
  Comment: Note to Rows 7, 9 and 11:
  
  (1) Includes 25,444 shares of Liberty Broadband Corporation's, a Delaware corporation (the "Issuer"), Series A common stock, $0.01 par value per share ("Series A Common Stock") held in a revocable trust (the "LM Revocable Trust") with respect to which John C. Malone ("Mr. Malone") and Mr. Malone's wife, Mrs. Leslie Malone ("Mrs. Malone"), are trustees. Mrs. Malone has the right to revoke such trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.
  
  (2) Includes 62,500 shares of Series A Common Stock held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone has disclaimed beneficial ownership.
  
  Note to Rows 7, 8, 9, 10 and 11:
  
  (1) Does not include shares of Series A Common Stock issuable upon conversion of the 265,645 shares of the Issuer's Series B common stock, $0.01 par value per share ("Series B Common Stock"), beneficially owned by Mr. Malone; however, if such shares of Series A Common Stock were included, Mr. Malone would beneficially own, in the aggregate, 1,506,816 shares of Series A Common Stock, and Mr. Malone's aggregate beneficial ownership of Series A Common Stock, as a series, would be 8.1%, subject to the relevant footnotes set forth herein.
  
  (2) The Exchange Agreement, the Exchange Side Letter and the Voting Agreement (each as defined and described in Item 6) contain certain provisions relating to the voting of the Series A Common Stock and Series B Common Stock and transfer of the Series B Common Stock beneficially owned by Mr. Malone. See Item 6.
  
  Note to Row 13:
  
  Calculated based on the 18,254,690 shares of Series A Common Stock outstanding as of June 30, 2025, as reported in the Prospectus filed by GCI Liberty, Inc. under its Registration Statement on Form S-1, filed with the Securities and Exchange Commission on July 2, 2025 (the "Prospectus"). Furthermore, following the JCM Exchange described in Item 6 hereof, 386,988 shares of Series B Common Stock are outstanding as of July 14, 2025, calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 and based (i) on the 2,004,028 shares of Series B Common Stock outstanding as of June 30, 2025, as reported in the Prospectus, and adjusted for (ii) the 1,617,040 shares of Series B Common Stock delivered to the Issuer in the JCM Exchange, and 7,183,812 shares of the Issuer's Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Preferred Stock"), were outstanding as of April 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025, filed with the Securities and Exchange Commission on May 7, 2025. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Shares of Series A Common Stock and Preferred Stock are not convertible at the option of the holder. The holders of Series A Common Stock, Series B Common Stock and Preferred Stock generally vote as a single class with respect to all matters voted on by the stockholders of the Issuer. Each share of Series A Common Stock is entitled to one vote, each share of Series B Common Stock is entitled to ten votes, and each share of Preferred Stock is entitled to 1/3 of a vote, in each case, on matters presented to stockholders of the Issuer for their approval. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 15.9% of the voting power with respect to the general election of directors of the Issuer, based on the outstanding shares noted above. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Series A Common Stock, par value $0.01 per share
Name of issuer: Liberty Broadband Corporation
Address of issuer's principal executive offices: 12300 Liberty Blvd., Englewood, Colorado (CO), 80112
Comment:
This statement on Schedule 13D relates to the Series A common stock, par value $0.01 per share (the "Series A common stock"), of Liberty Broadband Corporation, a Delaware corporation (the "Issuer" or "Liberty Broadband"). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by the Reporting Person, Mr. John C. Malone ("Mr. Malone" or the "Reporting Person"), on January 29, 2015, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on December 17, 2018, Amendment No. 2 to the Schedule 13D filed with the SEC on June 29, 2020, Amendment No. 3 to the Schedule 13D filed with the SEC on August 7, 2020, Amendment No. 4 to the Schedule 13D filed with the SEC on November 30, 2020, Amendment No. 5 to the Schedule 13D filed with the SEC on June 15, 2022, Amendment No. 6 to the Schedule 13D filed with the SEC on July 19, 2022, Amendment No. 7 to the Schedule 13D filed with the SEC on January 25, 2023, Amendment No. 8 to the Schedule 13D filed with the SEC on September 23, 2024 and Amendment No. 9 to the Schedule 13D filed with the SEC on November 14, 2024 (collectively, the "Schedule 13D"), is hereby amended and supplemented to include the information set forth herein.

This amended statement on Schedule 13D/A (this "Amendment") constitutes Amendment No. 10 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the "Statement"). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby amended to delete last three paragraphs thereof and supplemented to include the following information:

Mr. Malone holds and has acquired the shares of Common Stock described herein for investment purposes.

Other than as set forth in this Statement, Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Mr. Malone is Chairman of the Board of Directors of the Issuer (the "Board"). As a result, Mr. Malone regularly has discussions with members of Issuer management, board members of the Issuer, and stockholders of the Issuer, which discussions from time to time relate to management, governance and board composition, the Issuer's operations and financial condition or strategic transactions.

Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of LBC Capital Stock or (ii) to dispose of all or a portion of his holdings of shares of Common Stock, as the case may be, in each case subject to the terms of the Voting Agreement, the Exchange Agreement or the Exchange Side Letter, as applicable. In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, tax and estate planning considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market price of the LBC Capital Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Malone beneficially owns (without giving effect to the conversion of shares of the Issuer's Series B Common Stock, par value $0.01 per share (the "Series B Common Stock"), into shares of Series A Common Stock) 1,241,171 shares of Series A Common Stock (including (i) 25,444 shares held in a revocable trust with respect to which Mr. Malone and his wife are trustees (the "LM Revocable Trust"), as to which shares Mr. Malone disclaims beneficial ownership, and (ii) 62,500 shares held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 6.8% of the outstanding shares of Series A Common Stock. The foregoing percentage was calculated based on the 18,254,690 shares of Series A Common Stock outstanding as of June 30, 2025, as reported in the Prospectus filed by GCI Liberty, Inc. under its Registration Statement on Form S-1, filed with the SEC on July 2, 2025 (the "Prospectus"). Furthermore, following the JCM Exchange described in Item 6 hereof, 386,988 shares of Series B Common Stock are outstanding as of July 14, 2025, calculated in accordance with Rule 13d-3 of the Exchange Act and based (i) on the 2,004,028 shares of Series B Common Stock outstanding as of June 30, 2025, as reported in the Prospectus, and adjusted for (ii) the 1,617,040 shares of Series B Common Stock delivered to the Issuer in the JCM Exchange, and 7,183,812 shares of the Issuer's Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Preferred Stock"), were outstanding as of April 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025, filed with the Securities and Exchange Commission on May 7, 2025. Each share of Series A Common Stock is entitled to one vote, each share of Series B Common Stock is entitled to ten votes, and each share of Preferred Stock is entitled to one-third of a vote, in each case, on all matters presented to stockholders of the Issuer for their approval. Accordingly, after giving effect to the shares of the Series B Common Stock owned by the Reporting Person, the Reporting Person may be deemed to beneficially own voting equity securities representing 15.9% of the voting power with respect to the general election of directors of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Malone, and, to his knowledge, the LM Revocable Trust and the Malone Family Land Preservation Foundation, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Series A Common Stock, subject to the terms of the Exchange Agreement, the Exchange Side Letter and the Voting Agreement. See Item 6.
Transactions in the class effected during the past sixty days: Other than as described in this Amendment, none of Mr. Malone nor, to his knowledge, the LM Revocable Trust or the Malone Family Land Preservation Foundation, has effected any transactions with respect to the Series A Common Stock during the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 6 of the Schedule 13D is hereby supplemented to include the following information:

On July 14, 2025, pursuant to the terms of that certain Exchange Side Letter, dated as of November 12, 2024, by and among the Issuer, Mr. Malone and certain affiliated trusts (collectively, the "Malone exchange group"), 1,617,040 shares of Series B common stock were exchanged by the Malone exchange group for 1,617,040 shares of the Issuer's Series C common stock, par value $0.01 per share (the "JCM Exchange").

## Signatures
- John C. Malone: /s/ John C. Malone, John C. Malone (07/16/2025)